Exhibit 99.1

TechCreate Group Ltd. Reports First Half Fiscal Year 2026 Financial and Operational Results

SINGAPORE, October 9, 2026 – TechCreate Group Ltd. (OTCMKTS: TCGLF) (“TechCreate” or the “Company”), a technology consultancy and advanced software solutions provider specializing in payment solutions, cybersecurity, and digital services, announced its financial and operational results for the six months ended June 30, 2026.

Recent Operational Highlights

●	Notified by NYSE American that the Committee for Review will consider the Company’s request for review of the Panel’s decision on October 22, 2026
●	Issued a Letter to Shareholders explaining NYSE American delisting proceedings
●	Announced changes to the Board of Directors and committee composition, effective May 31, 2026
●	Announced intention to collaborate with pQCee Pte Ltd to explore the incorporation of National Institute of Standards and Technology-approved post-quantum cryptography (PQC) algorithms in the Company’s QR Hybrid POS terminals
●	Appointed Sibil Thomas as Financial Controller and Chief Accounting Officer

First Half Fiscal Year 2026 Financial Results

Total Revenues decreased to approximately S$880,000 (US$680,000) for the six months ended June 30, 2026, compared to S$1.9 million in the same period last year. The decrease was primarily due to lower Provision of Professional Services revenue, reflecting the completion in 2025 of a Real-Time Engine enhancement project for a customer in Brunei and an OEM pay enablement project for a customer in Cambodia, lower Sale of Software Licenses and Maintenance Licenses revenue following the expiration of existing contracts with customers in Cambodia and Brunei, and lower Sale of Hardware Solutions revenue mainly attributable to lower sales of QR soundbox terminals during the first half of 2026.

Cost of Revenue decreased to approximately S$579,000 (US$447,000) for the six months ended June 30, 2026, compared to S$890,000 in the same period last year. The decrease was primarily due to lower costs associated with the decrease in revenue.

Gross Profit Margin decreased to 34.2% for the six months ended June 30, 2026, compared to 54.0% in the same period last year. The decrease was primarily due to lower revenue from Provision of Professional Services.

Total Operating Expenses increased to S$2.6 million (US$2.0 million) for the six months ended June 30, 2026, compared to S$1.0 million in the same period last year. The increase was primarily due to an increase in general and administrative expenses reflecting higher professional fees associated with the Company’s post-IPO strategic initiatives and an increase in selling and distribution expenses reflecting higher staff costs associated with the expansion of the Company’s sales team.

Net Loss was S$2.2 million (US$1.7 million) for the six months ended June 30, 2026, compared to a net loss of approximately S$20,000 in the same period last year. The increase was primarily due to the decrease in revenue and the increase in operating expenses, partially offset by higher other income and lower interest expense.

As of June 30, 2026, cash and cash equivalents were approximately S$6.5 million (US$5.1 million), compared to S$7.4 million as of December 31, 2025.

Management Commentary

TechCreate CEO Heng Hai Lim commented: “Our first half results reflect the completion in 2025 of two large projects in Brunei and Cambodia and the expiration of several software license contracts that were not replaced within the period, while operating expenses increased primarily due to professional fees associated with our post-IPO initiatives. The suspension of trading in our shares and the ongoing NYSE American delisting proceeds have also affected our planned U.S. expansion and related revenue opportunities. That said, we ended the period with approximately S$6.5 million in cash, which we believe gives us the resources to keep investing as we rebuild our revenue base. Looking ahead, we are focused on converting our pipeline into contracted revenue and broadening our offerings. During the first half, we began investing in research and development, including our collaboration with pQCee on post-quantum cryptography for our QR Hybrid POS Terminal, and we expanded our sales team to extend our market reach. We believe real-time payments, quantum-safe security, and AI within our Real-Time Engine represent meaningful opportunities for the Company.

“We recognize that our listing status remains top of mind for shareholders. We have appealed the Listing Qualifications Panel’s decision to the NYSE Committee for Review, which is scheduled to consider the matter on October 22, 2026. Neither the Panel nor NYSE American has found that the Company engaged in any wrongdoing, and no regulator has charged the Company or any of its directors, officers, or employees in connection with the trading activity that led to the suspension. Our goal is to relist on NYSE American, although we cannot assure that the Committee will reverse the Panel’s decision. In the meantime, we remain laser focused on growing the underlying business. We sincerely appreciate our shareholders’ continued patience and support as the Committee considers our appeal.”

About TechCreate Group Ltd.

TechCreate Group Ltd. is a Singapore-based payment software solutions provider. Founded in 2015, the Company delivers digital payment and infrastructure solutions to financial institutions, telecommunications, deposit insurance, and enterprises. TechCreate’s offerings include real-time payment systems, digital banking platforms, API management, cybersecurity, and cloud computing. Its proprietary Artificial Intelligence Real-Time Engine (AI-RTE) is designed to enable fast, secure, and efficient payment processing. For more information, visit https://www.techcreate.com.sg/.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the Company’s business strategy, customer pipeline, expected financial condition and results of operations, and future business prospects. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including those described under “Risk Factors” in the Company’s most recent annual report on Form 20-F and in the Company’s other filings and submissions with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and TechCreate Group Ltd. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

TCGL@gateway-grp.com